Main Street Capital Corporation

1300 Post Oak Boulevard, Suite 800

Houston, Texas  77056

October 6, 2014

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549-0506

Re:  Main Street Capital Corporation — Rule 17g-1(g) Fidelity Bond Filing

Ladies and Gentlemen:

On behalf of Main Street Capital Corporation (the “Company”), enclosed herewith for filing, pursuant to Rule 17g-1(g) under the Investment Company Act of 1940, as amended, is a copy of the following materials:

1.                                      A Certificate of the Secretary of the Company, which attaches a copy of the resolutions of the Board of Directors approving the amount, type, form and coverage of the Fidelity Bond and a statement as to the period for which premiums have been paid; and

2.                                      A copy of the Fidelity Bond covering the Company.

If you have any questions regarding this submission, please do not hesitate to call me at (713) 350-6000.

Very truly yours,

/s/ Jason B. Beauvais
Jason B. Beauvais
Senior Vice President, General Counsel
Chief Compliance Officer and Secretary

Enclosures

MAIN STREET CAPITAL CORPORATION

CERTIFICATE OF SECRETARY

The undersigned, Jason B. Beauvais, Secretary of Main Street Capital Corporation, a Maryland corporation (the “Company”), does hereby certify that:

1.                                      This certificate is being delivered to the Securities and Exchange Commission (the “SEC”) in connection with the filing of the Company’s fidelity bond (the “Bond”) pursuant to Rule 17g-1 of the Investment Company Act of 1940, as amended, and the SEC is entitled to rely on this certificate for purposes of the filing.

2.                                      The undersigned is the duly elected, qualified and acting Secretary of the Company, and has custody of the corporate records of the Company and is a proper officer to make this certification.

3.                                      Attached hereto as Exhibit A is a copy of the resolutions approved by the Board of Directors of the Company, including a majority of the Board of Directors who are not “interested persons” of the Company, approving the amount, type, form and coverage of the Bond.

4.                                      Premiums have been paid for the period October 4, 2014 to October 4, 2015.

                                                IN WITNESS WHEREOF, I have executed this certificate as of the 6th day of October, 2014.

MAIN STREET CAPITAL CORPORATION

By:	/s/ Jason B. Beauvais
Name:	Jason B. Beauvais
Title:	Secretary

EXHIBIT A

Resolutions approved by the Board of Directors

of Main Street Capital Corporation

on October 3, 2014

Approval of Fidelity Bond

WHEREAS, Section 17(g) of the Investment Company Act of 1940 (the “1940 Act”), and Rule 17g-1(a) thereunder, require a business development company (“BDC”), such as Main Street Capital Corporation, a Maryland corporation (the “Company”), to provide and maintain a bond which shall be issued by a reputable fidelity insurance company, authorized to do business in the place where the bond is issued, to protect the Company against larceny and embezzlement, covering each officer and employee of the BDC, who may singly, or jointly with others, have access to the securities or funds of the BDC, either directly or through authority to draw upon such funds of, or to direct generally, the disposition of such securities, unless the officer or employee has such access solely through his position as an officer or employee of a bank (each, a “covered person”); and

WHEREAS, Rule 17g-1 specifies that the bond may be in the form of (i) an individual bond for each covered person, or a schedule or blanket bond covering such persons, (ii) a blanket bond which names the Company as the only insured (a “single insured bond”), or (iii) a bond which names the Company and one or more other parties as insureds (a “joint insured bond”), as permitted by Rule 17g-1; and

WHEREAS, Rule 17g-1 requires that a majority of the members of the Board of Directors of the Company (the “Board”) who are not “interested persons” of the BDC (the “Non-Interested Directors”) approve periodically (but not less than once every 12 months) the reasonableness of the form and amount of the bond, with due consideration to the value of the aggregate assets of the Company to which any covered person may have access, the type and terms of the arrangements made for the custody and safekeeping of such assets, and the nature of securities and other investments to be held by the Company, and pursuant to factors contained in Rule 17g-1; and

WHEREAS, the Board, including all of the Non-Interested Directors, have considered the expected aggregate value of the securities and funds of the Company to which the Company’s officers and employees may have access (either directly or through authority to draw upon such funds or to direct generally the disposition of such securities), the type and terms of the arrangements made for the custody of such securities and funds, the nature of securities and other investments to be held by the Company, the accounting procedures and controls of the Company, the nature and method of conducting the operations of the Company, the requirements of Section 17(g) of the 1940 Act and Rule 17g-1 thereunder, and all other factors deemed relevant by the Board, including such Non-Interested Directors;

NOW, THEREFORE, BE IT RESOLVED, that having considered the expected aggregate value of the securities and funds of the Company to which officers or employees of the Company may have access (either directly or through authority to draw upon such funds or to direct generally the disposition of such securities), the type and terms of the arrangements made for the custody of such securities and funds, the nature of securities and other investments to be held by the Company, the accounting procedures and controls of the Company, the nature and method of conducting the operations of the Company, and the requirements of Section 17(g) of the 1940 Act and Rule 17g-1 thereunder, it is determined that the amount, type, form, premium and coverage, covering the officers and employees of the Company and insuring the Company against loss from fraudulent or dishonest acts, including larceny and embezzlement, issued by Federal Insurance Company, a Chubb Group Insurance Company, having an aggregate coverage of $10,000,000 is reasonable, and the Fidelity Bond be, and hereby is, approved by a majority of the Non-Interested Directors; and

FURTHER RESOLVED, that the officers of the Company be, and they hereby are, authorized to take all appropriate actions, including adjusting the terms of the Fidelity Bond as necessary, with the advice of legal counsel to the Company, to provide and maintain the Fidelity Bond on behalf of the Company; and

FURTHER RESOLVED, that any and all previous lawful actions taken by the Company’s officers, principals or agents in connection with the Fidelity Bond be, and hereby are, approved and ratified as duly authorized actions of the Company; and

FURTHER RESOLVED, that the appropriate officers of the Company be, and each of them hereby is, authorized and directed, for and on behalf of the Company, to file a copy of the Fidelity Bond with the U.S. Securities and Exchange Commission; and

FURTHER RESOLVED, that the Secretary of the Company be and hereby is, designated as the party responsible for making the necessary filings and giving the notices with respect to such bond required by paragraph (g) of Rule 17g-1 under the 1940 Act.

Miscellaneous

FURTHER RESOLVED, that each of the senior executive officers of the Company is hereby authorized and empowered, for and on behalf of the Company, to take or cause to be taken any and all such lawful actions and to enter into, execute and deliver any and all such acknowledgments, agreements, certificates, contracts, instruments, notices, statements and other documents (collectively, “documents”), or to effect any necessary filings with any and all appropriate regulatory authorities, state, federal and foreign, as may be required or as any such officer may deem necessary, appropriate or advisable to effectuate and carry out the foregoing resolutions, in the manner and form as the officer performing or executing the same shall approve, with such performance or execution and delivery thereof to be conclusive evidence of such approval of the Board; and

FURTHER RESOLVED, that the Corporate Secretary and any Assistant Corporate Secretary of the Company are each hereby authorized and empowered, for and on behalf of the Company, to certify and attest any documents that he or she may deem necessary, appropriate or advisable to carry out the foregoing resolutions, provided that such attestation shall not be required for the due authorization, execution and delivery or validity of the particular document; and

FURTHER RESOLVED, that the authority granted to each officer of the Company under each of the foregoing resolutions shall be deemed to include the authority to perform such further lawful acts and deeds for and on behalf of the Company as the officers deem necessary, appropriate or advisable to carry out the foregoing resolution, and all lawful acts and deeds previously performed by any of the officers of or counsel to the Company prior to the date hereof that are within the authority conferred by the foregoing resolutions are hereby approved, ratified and confirmed in all respects as the authorized acts and deeds of the Company.

USI INSURANCE SERVICES OF TEXAS

ATTN:      Merry Davis

840 GESSNER, STE. 600

HOUSTON, TX 77024

INSURED:	MAIN STREET CAPITAL CORPORATION
PRODUCT:	DFIBond
POLICY NO:	82050390
TRANSACTION:	RENL_CORR

Chubb Group of Insurance Companies	DECLARATIONS
FINANCIAL INSTITUTION
15 Mountain View Road, Warren, New Jersey 07059	BOND FORM B

NAME OF ASSURED (including its Subsidiaries):	Bond Number: 82050390 DFI

MAIN STREET CAPITAL CORPORATION
FEDERAL INSURANCE COMPANY
1300 POST OAK BLVD., SUITE 800	Incorporated under the laws of Indiana
HOUSTON, TX 77056	a stock insurance company herein called the COMPANY
Capital Center, 251 North Illinois, Suite 1100
Indianapolis, IN 46204-1927

ITEM 1.	BOND PERIOD:	from	12:01 a.m. on	October 4, 2014
		to	12:01 a.m. on	October 4, 2015

ITEM 2.	AGGREGATE LIMIT OF LIABILITY: $10,000,000

ITEM 3.	SINGLE LOSS LIMITS OF LIABILITY - DEDUCTIBLE AMOUNTS:

The amounts set forth below shall be part of and not in addition to the AGGREGATE LIMIT OF LIABILITY. If “Not Covered” is inserted opposite any specified INSURING CLAUSE, such INSURING CLAUSE and any other reference to such INSURING CLAUSE in this Bond shall be deemed to be deleted.

				SINGLE LOSS	DEDUCTIBLE
	INSURING CLAUSE			LIMIT OF LIABILITY	AMOUNT
	1.	Dishonesty
		A. Employee		$10,000,000	$150,000
		B. Trade or Loan		$10,000,000	$150,000
		C. Partner		$10,000,000	$150,000
	2.	On Premises		$10,000,000	$150,000
	3.	In Transit		$10,000,000	$150,000
	4.	Forgery or Alteration		$10,000,000	$150,000
	5.	Extended Forgery		$10,000,000	$150,000
	6.	Counterfeit Money		$10,000,000	$150,000
	7.	Computer System		$10,000,000	$150,000
	8.	Facsimile Signature		$10,000,000	$150,000

ITEM 4.	THE LIABILITY OF THE COMPANY IS ALSO SUBJECT TO THE TERMS OF THE FOLLOWING ENDORSEMENTS EXECUTED SIMULTANEOUSLY HEREWITH: 1-6

ITEM 5.	ORGANIZATIONS TO BE NOTIFIED OF TERMINATION:
	None

IN WITNESS WHEREOF, THE COMPANY has caused this Bond to be signed by its authorized officers, but it shall not be valid unless also signed by an authorized representative of the Company.

Form B-2 (12-97)

Form 17-02-1371 (Ed. 12-97)

1

The COMPANY, in consideration of payment of the required premium, and in reliance on the APPLICATION and all other statements made and information furnished to the COMPANY by the ASSURED, and subject to the DECLARATIONS made a part of this Bond and to all other terms and conditions of this Bond, agrees to pay the ASSURED for:

Insuring Clauses

Dishonesty	1.	A.	Employee

Loss resulting directly from dishonest acts, other than stated in 1.B. below, of any Employee, committed alone or in collusion with others except with a director or trustee of the ASSURED who is not an Employee, which result in improper personal financial gain to either such Employee or other natural person acting in collusion with such Employee, or which acts were committed with the intent to cause the ASSURED to sustain such loss.

		B.	Trade or Loan

Loss resulting directly from dishonest acts of any Employee, committed alone or in collusion with others except with a director or trustee of the ASSURED who is not an Employee, which arises totally or partially from:

			(1)	any Trade, or

			(2)	any Loan,

provided, however, the ASSURED shall first establish that the loss was directly caused by dishonest acts of any Employee which result in improper personal financial gain to such Employee and which acts were committed with the intent to cause the ASSURED to sustain such loss.

Notwithstanding the foregoing, when a loss is covered under this INSURING CLAUSE and the Employee was acting in collusion with others and intended to receive improper personal financial gain, but said Employee failed to derive such improper personal financial gain, such loss will nevertheless be covered under this INSURING CLAUSE as if the Employee had obtained such improper personal financial gain provided that the ASSURED establishes that the Employee intended to receive such improper personal financial gain.

		C.	Partner

Loss, in excess of the Financial Interest in the ASSURED of a Partner, resulting directly from dishonest or fraudulent acts of such Partner, committed alone or in collusion with others, which acts must be committed with the intent:

			(1)	to cause the ASSURED to sustain such loss, and

			(2)	to obtain improper personal financial gain for such Partner and which acts in fact result in such Partner obtaining such gain.

Form B-2 (12-97)

Form 17-02-1371 (Ed. 12-97)

For the purpose of this INSURING CLAUSE, improper personal financial gain shall not include salary, salary increases, commissions, fees, bonuses, promotions, awards, profit sharing, incentive plans, pensions or other emoluments received by a Partner or Employee.

On Premises	2.	Loss of Property resulting directly from:

		a.	robbery, burglary, misplacement, mysterious unexplainable disappearance, damage or destruction, or

		b.	false pretenses, or common law or statutory larceny, committed by a natural person while on the premises of the ASSURED, while the Property is lodged or deposited at premises located anywhere.

Those premises of depositories maintained by a stock exchange in which the ASSURED is a member shall be deemed to be premises of the ASSURED but only as respects loss of Certificated Securities. Certificated Securities held by such depository shall be deemed to be Property to the extent of the ASSURED’S interest therein as effected by the making of appropriate entries on the books and records of such depository.

In Transit	3.	Loss of Property resulting directly from common law or statutory larceny, misplacement, mysterious unexplainable disappearance, damage or destruction, while the Property is in transit anywhere:

		a.	in an armored motor vehicle, including loading and unloading thereof,

		b.	in the custody of a natural person acting as a messenger of the ASSURED, or

c.

in the custody of a Transportation Company and being transported in a conveyance other than an armored motor vehicle provided, however, that covered Property transported in such manner is limited to the following:

(1) written records,

(2) Certificated Securities issued in registered form, which are not endorsed or are restrictively endorsed, or

(3) Negotiable Instruments not payable to bearer, which are not endorsed or are restrictively endorsed.

Coverage under this INSURING CLAUSE begins immediately on the receipt of such Property by the natural person or Transportation Company and ends immediately on delivery to the premises of the addressee or to any representative of the addressee located anywhere.

Forgery Or Alteration	4.	Loss resulting directly from:

a.

Forgery on, or fraudulent material alteration of, any Negotiable Instrument (other than an Evidence of Debt), Acceptance, Withdrawal Order or receipt for the withdrawal of Property, Certificate of Deposit or Letter of Credit, or

b.

transferring, paying or delivering any funds or other Property, or establishing any credit or giving any value in reliance on any written instructions to the ASSURED authorizing or acknowledging the transfer, payment, delivery or receipt of funds or other Property which instructions fraudulently purport to bear the handwritten signature of any customer of the ASSURED, financial institution, or Employee, but which instructions either bear a Forgery or have been fraudulently materially altered without the knowledge and consent of such customer, financial institution, or Employee.

For the purpose of this INSURING CLAUSE, a mechanically reproduced facsimile signature is treated the same as a handwritten signature.

Extended Forgery	5.	Loss resulting directly from the ASSURED having, in good faith, for its own account or the account of others:

		a.	acquired, sold or delivered, given value, extended credit or assumed liability, in reliance on any original

			(1)	Certificated Security,

			(2)	deed, mortgage or other instrument conveying title to, or creating or discharging a lien on, real property,

			(3)	Evidence of Debt,

			(4)	Instruction which

				i.	bears a Forgery, or

				ii.	is fraudulently materially altered, or

				iii.	is lost or stolen, or

b.

guaranteed in writing or witnessed any signature on any transfer, assignment, bill of sale, power of attorney, or endorsement upon or in connection with any item listed in a.(1) through a.(4) above, or

		c.	acquired, sold or delivered, or given value, extended credit or assumed liability in reliance on any item listed in a.(1) or a.(2) above which is a Counterfeit Original.

Actual physical possession, and continued actual physical possession if taken as collateral, of the items listed in a.(1) through a.(4) above by the ASSURED or a Federal or State chartered deposit institution of the ASSURED is a condition precedent to the ASSURED having relied on such items. Release or return of such collateral is an acknowledgment by the ASSURED that it no longer relies on such collateral.

		For the purpose of this INSURING CLAUSE, a mechanically reproduced facsimile signature is treated the same as a handwritten signature.

Counterfeit Money	6.	Loss resulting directly from the receipt by the ASSURED in good faith of any counterfeit Money.

Computer System	7.	Loss resulting directly from fraudulent:

		a.	entries of data into, or

		b.	changes of data elements or programs within, a Computer System, provided the fraudulent entry or change causes:

			(1)	funds or other property to be transferred, paid or delivered,

			(2)	an account of the ASSURED or of its customer to be added, deleted, debited or credited, or

			(3)	an unauthorized account or a fictitious account to be debited or credited.

Facsimile Signature	8.

Loss resulting directly from any issuer of securities, transfer agent, bank, banker or trust company having received from the ASSURED or the New York Stock Exchange, specimen copies of the ASSURED’S mechanically reproduced facsimile signature and having acted in reliance upon any false, fraudulent or unauthorized reproduction of such facsimile signature, whether such facsimile signature is the facsimile signature duly adopted by the ASSURED or is one resembling or purporting to be such facsimile signature, regardless of by whom or by what means the same may have been imprinted, and whether or not such loss is sustained by reason of the ASSURED having entered into an agreement to be legally liable when such facsimile signature or one resembling or purporting to be such facsimile signature is used, provided, however, that

		a.	such facsimile signature is used

			(1)

as the signature to an assignment or other instrument authorizing or effecting the transfer of shares of stock, or other registered securities, which may now or at any time hereafter be registered in the name of the ASSURED on the books of the association, company or corporation issuing the same, or

			(2)

as the signature to a power of substitution, designating a substitute or substitutes to make the actual transfer on the books of the issuer of shares of stock, or other registered securities, in respect of which the ASSURED may now or at any time hereafter be named as an attorney to effect said transfer, whether said power of substitution is embodied in an endorsement on the certificate for said shares of stock or other registered security or in a separate instrument, and

		b.

the New York Stock Exchange has not interposed any objections to the use by the ASSURED of such facsimile signature and such agreement, if any, was required by the said Exchange as a condition to its failing to interpose any such objections, and

		c.	this INSURING CLAUSE 8. shall not apply to any Certificated Security which is a Counterfeit Original.

General Agreements

Joint Assured	A.

Only the first named ASSURED shall be deemed to be the sole agent of the others for all purposes under this Bond, including but not limited to the giving or receiving of any notice or proof required to be given and for the purpose of effecting or accepting any amendments to or termination of this Bond. Each and every other ASSURED shall be conclusively deemed to have consented and agreed that none of them shall have any direct beneficiary interest in or any right of action under this Bond and neither this Bond nor any right of action shall be assignable.

Knowledge possessed or discovery made by any ASSURED shall constitute knowledge possessed or discovery made by all of the ASSUREDS for the purposes of this Bond.

All losses and other payments, if any, payable by the COMPANY shall be payable to the first named ASSURED without regard to such ASSURED’S obligations to others, and the COMPANY shall not be responsible for the application by the first named ASSURED of any payment made by the COMPANY. If the COMPANY agrees to and makes payment to any ASSURED other than the one first named, such payment shall be treated as though made to the first named ASSURED. The COMPANY shall not be liable for loss sustained by one ASSURED to the advantage of any other ASSURED.

Representations Made By Assured	B.

The ASSURED represents that all information it has furnished in the APPLICATION for this Bond or otherwise is complete, true and correct. Such APPLICATION and other information constitute part of this Bond.

The ASSURED must promptly notify the COMPANY of any change in any fact or circumstance which materially affects the risk assumed by the COMPANY under this Bond.

Any intentional misrepresentation, omission, concealment or incorrect statement of a material fact, in the APPLICATION or otherwise, shall be grounds for recision of this Bond.

Additional Offices Or Employees - Consolidation, Merger Or Purchase Or Acquisition Of Assets Or Liabilities - Notice To Company	C.

If the ASSURED, while this Bond is in force, merges or consolidates with, or purchases or acquires assets or liabilities of another institution, the ASSURED shall not have the coverage afforded under this Bond for loss which has:

		(1)	occurred or will occur on premises,

		(2)	been caused or will be caused by any employee, or

		(3)	arisen or will arise out of the assets or liabilities, of such institution, unless the ASSURED:

		a.	gives the COMPANY written notice of the proposed consolidation, merger or purchase or acquisition of assets or liabilities prior to the proposed effective date of such action, and

		b.	obtains the written consent of the COMPANY to extend some or all of the coverage provided by this Bond to such additional exposure, and

		c.	on obtaining such consent, pays to the COMPANY an additional premium.

Notwithstanding anything stated above to the contrary, the COMPANY hereby agrees to provide coverage which shall be effective on the date of acquisition under this Bond for those acquired institutions in which the ASSURED owns greater than fifty percent (50%) of the voting stock or voting rights either directly or through one or more of its subsidiaries for the remainder of the BOND PERIOD, with no additional premium, provided the acquired institution meets all of the following conditions:

			i.	the assets shall not exceed ten percent (10%) of the ASSURED’S assets,

			ii.	there shall be neither any paid nor pending Bond claim for the three (3) year period prior to the date of acquisition, and

			iii.	the ASSURED is not aware of any disciplinary action or proceeding by State or Federal officials involving the acquired institution as of the date of acquisition.

The COMPANY further agrees that as respects any acquisition that involves a State or Federal regulatory assisted acquisition or assumption of assets and/or liabilities, coverage shall be provided under this Bond for the remainder of the BOND PERIOD as long as conditions i. and ii. above are met. As respects such acquisition or assumption of assets and/or liabilities, coverage applies only to a Single Loss fully sustained by the ASSURED on or after the date of such acquisition or assumption. All of the circumstances, conditions or acts causing or contributing to a Single Loss must occur on or after the date of such acquisition or assumption for coverage to apply regardless of the time such loss is discovered by the ASSURED.

Change Of Control - Notice To Company	D.

The ASSURED shall notify the COMPANY at the earliest practical moment, not to exceed sixty (60) days, after the ASSURED learns of a change of control. There shall be no coverage under this Bond for any loss involving a Partner or a stockholder or affiliated group of stockholders that acquires control if such loss occurs after the date such party acquired control and if notice of such change in control is not received by the COMPANY within the sixty (60) day time period.

As used in this General Agreement, control means the power to determine the management or policy of a controlling holding company or of the ASSURED by virtue of partnership interest or voting stock ownership. A change in control, for the purpose of the required notice, means:

		(1)	a change of twenty-five (25%) percent in the Financial Interest in the ASSURED or Partners due to a realignment of such Partners’ percentage interest, or

(2)

a change in ownership of voting stock or voting rights which results in direct or indirect ownership by a stockholder or an affiliated group of stockholders of ten (10%) percent or more of such stock or voting rights.

Notice To Company Of Legal Proceedings Against Assured - Election To Defend	E.

The ASSURED shall notify the COMPANY at the earliest practical moment, not to exceed sixty (60) days after the ASSURED receives notice, of any legal proceeding brought to determine the ASSURED’S liability for any loss, claim or damage which, if established, would constitute a collectible loss under this Bond. Concurrent with such notice, and as requested thereafter, the ASSURED shall furnish copies of all pleadings and pertinent papers to the COMPANY.

The COMPANY may, at it sole option, elect to conduct the defense of all or part of such legal proceeding. The defense by the COMPANY shall be in the name of the ASSURED through attorneys selected by the COMPANY. The ASSURED shall provide all reasonable information and assistance as required by the COMPANY for such defense.

If the COMPANY elects to defend all or part of any legal proceeding, the court costs and attorneys’ fees incurred by the COMPANY and any settlement or judgment on that part defended by the COMPANY shall be a loss under the applicable INSURING CLAUSE of this Bond. In addition, if the amount demanded in the legal proceeding is greater than the amount recoverable under this Bond, or if a DEDUCTIBLE AMOUNT is applicable, or both, the COMPANY’S liability for court costs and attorney’s fees incurred in defending all or part of such legal proceeding is limited to the proportion of such court costs and attorneys’ fees incurred that the amount recoverable under this Bond bears to the total of the amount demanded in such legal proceeding.

If the COMPANY declines to defend the ASSURED, no settlement without the prior written consent of the COMPANY or judgment against the ASSURED shall determine the existence, extent or amount of coverage under this Bond, and the COMPANY shall not be liable for any costs, fees and expenses incurred by the ASSURED.

Nominees	F.

Loss sustained by any nominee organized by the ASSURED for the purpose of handling certain of the ASSURED’S business transactions and composed exclusively of its Employees shall, for all purposes under this Bond and whether any partner of the nominee is concerned or implicated in such loss, be deemed to be loss sustained by the ASSURED.

Conditions And Limitations

Definitions	1.	As used in this Bond:

		a.	Acceptance means a draft which the drawee has, by signature written on it, engaged to honor as presented.

		b.	Certificate of Deposit means an acknowledgment in writing by a financial institution of receipt of Money with an engagement to repay it.

		c.	Certificated Security means a share, participation or other interest in property of, or an enterprise of, the issuer or an obligation of the issuer, which is:

			(1)	represented by an instrument issued in bearer or registered form, and

			(2)	of a type commonly dealt in on securities exchanges or markets or commonly recognized in any area in which it is issued or dealt in as a medium for investment, and

			(3)	either one of a class or series or by its terms divisible into a class or series of shares, participations, interests or obligations.

d.

Computer System means a computer and all input, output, processing, storage, off-line media libraries, and communication facilities which are connected to the computer and which are under the control and supervision of the operating system(s) or application(s) software used by the ASSURED.

		e.	Counterfeit Original means an imitation of an actual valid original which is intended to deceive and be taken as the original.

		f.	Employee means:

			(1)	an officer of the ASSURED,

(2)

a natural person while in the regular service of the ASSURED at any of the ASSURED’S premises and compensated directly by the ASSURED through its payroll system and subject to the United States Internal Revenue Service Form W-2 or equivalent income reporting plans of other countries, and whom the ASSURED has the right to control and direct both as to the result to be accomplished and details and means by which such result is accomplished in the performance of such service,

			(3)	a guest student pursuing studies or duties in any of the ASSURED’S premises,

			(4)	an attorney retained by the ASSURED and an employee of such attorney while either is performing legal services for the ASSURED,

			(5)	a natural person provided by an employment contractor to perform employee duties for the ASSURED under the ASSURED’S supervision at any of the ASSURED’S premises,

			(6)	an employee of an institution merged or consolidated with the ASSURED prior to the effective date of this Bond, or

(7)

a director or trustee of the ASSURED, but only while performing acts within the scope of the customary and usual duties of any officer or other employee of the ASSURED or while acting as a member of any committee duly elected or appointed to examine or audit or have custody of or access to Property of the ASSURED.

Each employer of persons as set forth in f.(4) or f.(5) preceding and the partners, officers and other employees of such employers shall collectively be deemed to be one person for the purpose of Section 1.s. below, and in the event of payment under this Bond, the COMPANY shall be subrogated to the ASSURED’S rights of recovery, as stated in Section 11., against any such employer.

Employee does not mean any agent, broker, factor, commission merchant, independent contractor not specified in f.(4) or f.(5) preceding, intermediary, finder or other representative of the same general character who is not on the ASSURED’S payroll system or who is not subject to the ASSURED’S reporting to the United States Internal Revenue Service on a Form W-2 or equivalent income reporting plans of other countries.

g.

Evidence of Debt means an instrument, including a Negotiable Instrument, executed by a customer of the ASSURED and held by the ASSURED, which in the regular course of business is treated as evidencing the customer’s debt to the ASSURED.

h.

Financial Interest in the ASSURED includes the financial interest of the ASSURED’S general partner(s) or limited partner(s) included as Partner under this Bond, committing dishonest acts covered by this Bond or concerned or implicated in such acts, and means:

(1)

as respects general partners, the value of all right, title and interest of such general partner(s), determined as of the close of business on the date of discovery of loss covered by this Bond, in the aggregate of:

(a)         the “net worth” of the ASSURED which, for the purposes of this Bond, shall be deemed to be the excess of its total assets over its total liabilities, without adjustment to give effect to loss covered by this Bond (except that credit balances and equities in proprietary accounts of the ASSURED, which shall include capital accounts of partners, investment and trading accounts of the ASSURED, participations of the ASSURED in joint accounts, and accounts of partners which are covered by agreements providing for the inclusion of equities as partnership property, shall not be considered as liabilities) with securities, spot commodities, commodity future contracts in such proprietary accounts and all other assets marked to market or fair value and with adjustment for profits and losses at the market of contractual commitments for such proprietary accounts of the ASSURED, and

(b)         the value of all other Money, securities and property belonging to such general partner(s), or in which such general partner(s) have pecuniary interest, held by or in the custody of and legally available to the ASSURED as set-off against loss covered by this Bond, provided, however, that if such “net worth” adjusted to give effect to loss covered by this Bond and such value of all other Money, securities and property as set forth in h.(1)(b) preceding, plus the amount of coverage afforded by this Bond on account of such loss, is not sufficient to enable the ASSURED to meet its obligations, including its obligations to its partners other than to such general partner(s), then the Financial Interest in the ASSURED of such general partner(s) shall be reduced in an amount necessary, or eliminated if need be, in order to enable the ASSURED on payment of loss under this Bond to meet such obligations, to the extent that such payment will enable the ASSURED to meet such obligations, without any benefit accruing to such general partner(s) from such payment, and

	(2)	as respects limited partners, the value of such limited partner’s(s) investment in the ASSURED.

i.

Forgery means the signing of the name of another natural person with the intent to deceive but does not mean a signature which consists in whole or in part of one’s own name, with or without authority, in any capacity for any purpose.

j.	Initial Transaction Statement means the first written statement signed by or on behalf of the issuer of an Uncertificated Security sent to the registered owner or registered pledgee containing:

	(1)	a description of the issue of which the Uncertificated Security is a part, and

	(2)	the number of shares or units transferred to the registered owner, pledged by the registered owner to the registered pledgee, or released from pledge by the registered pledgee, and

	(3)	the name, address and taxpayer identification number, if any, of the registered owner and registered pledgee, and

	(4)	the date the transfer pledge or release was registered.

k.	Instruction means a written order to the issuer of an Uncertificated Security requesting that the transfer, pledge or release from pledge of the specified Uncertificated Security be registered.

l.

Letter of Credit means an engagement in writing by a bank or other person made at the request of a customer that the bank or other person will honor drafts or other demands for payment in compliance with the conditions specified in the engagement.

m.

Loan means all extensions of credit by the ASSURED and all transactions creating a creditor or lessor relationship in favor of the ASSURED, including all purchase and repurchase agreements, and all transactions by which the ASSURED assumes an existing creditor or lessor relationship.

n.	Money means a medium of exchange in current use authorized or adopted by a domestic or foreign government as part of its currency.

o.	Negotiable Instrument means any writing:

	(1)	signed by the maker or drawer, and

	(2)	containing an unconditional promise or order to pay a sum certain in Money and no other promise, order, obligation or power given by the maker or drawer, and

	(3)	is payable on demand or at a definite time, and

	(4)	is payable to order or bearer.

p.	Partner means any general partner of the ASSURED and any limited partner of the ASSURED who is also employed by the ASSURED.

q.

Property means any Money; Certificated Security; Initial Transaction Statement; Negotiable Instrument; Certificate of Deposit; Acceptance; Evidence of Debt; Withdrawal Order; Letter of Credit; insurance policy; abstract of title, deed and mortgage on real estate; revenue and other stamps; precious metals in any form; and books of account and other records recorded in writing, but not data processing records or media.

r.	Securities means either Certificated Securities or Uncertificated Securities.

s.	Single Loss means all covered loss, including court costs and attorneys’ fees incurred by the COMPANY under General Agreement E., resulting from:

	(1)	any one act of burglary, robbery or attempt at either, in which no Partner or Employee is implicated, or

	(2)	any one act or series of related acts on the part of any natural person resulting in damage, destruction, or misplacement of Property, or

	(3)	all acts other than those specified in s.(1) and s.(2), caused by any natural person or in which such person is implicated, or

	(4)	any one event not specified in s.(1), s.(2) or s.(3).

t.

Subsidiary means any organization that, at the inception date of this Bond, is named in the APPLICATION or is created during the BOND PERIOD and of which more than fifty percent (50%) of the outstanding securities or voting rights representing the present right to vote for election of directors is owned or controlled by the ASSURED either directly or through one or more of its subsidiaries.

u.

Trade means any purchase, exchange, or sale transaction, with or without knowledge of the ASSURED, whether or not represented by any indebtedness or balance shown to be due the ASSURED on any customer account, actual or fictitious.

		v.	Transportation Company means any organization which provides its own or its leased vehicles for transportation or which provides freight forwarding or air express services.

		w.	Uncertificated Security means a share, participation or other interest in property of or an enterprise of the issuer or an obligation of the issuer, which is:

(1) not represented by an instrument and the transfer of which is registered on books maintained for that purpose by or on behalf of the issuer, and

(2) of a type commonly dealt in on securities exchanges or markets, and

(3) either one of a class or series or by its terms divisible into a class or series of shares, participations, interests or obligations.

x.

Withdrawal Order means a non-negotiable instrument, other than an instruction, signed by a customer of the ASSURED authorizing the ASSURED to debit the customer’s account in the amount of funds stated therein.

For the purposes of these definitions, the singular includes the plural and the plural includes the singular, unless otherwise indicated.

General Exclusions - Applicable To All Insuring Clauses	2.	This Bond does not directly or indirectly cover:

		a.	loss not reported to the COMPANY in writing within sixty (60) days after termination of this Bond as an entirety;

b.

loss due to riot or civil commotion outside the United States of America and Canada, or any loss due to military, naval or usurped power, war or insurrection. This Section 2.b., however, shall not apply to loss which occurs in transit in the circumstances recited in INSURING CLAUSE 3., provided that when such transit was initiated there was no knowledge on the part of any person acting for the ASSURED of such riot, civil commotion, military, naval or usurped power, war or insurrection;

		c.	loss resulting from the effects of nuclear fission or fusion or radioactivity;

		d.	loss of potential income including, but not limited to, interest and dividends not realized by the ASSURED or by any customer of the ASSURED;

		e.	damages of any type for which the ASSURED is legally liable, except compensatory damages, but not multiples thereof, arising from a loss covered under this Bond;

		f.	any costs, fees and expenses incurred by the ASSURED:

(1) in establishing the existence of or amount of loss covered under this Bond, or

(2) as a party to any legal proceeding, even if such legal proceeding results in a loss covered by this Bond;

		g.	loss resulting from indirect or consequential loss of any nature;

		h.	loss resulting from dishonest acts of any member of the Board of Directors or Board of Trustees of the ASSURED who is not an Employee, acting alone or in collusion with others;

		i.	loss, or that part of any loss, resulting solely from any violation by the ASSURED or by any Partner or Employee:

			(1)	of any law regulating:

				a.	the issuance, purchase or sale of securities,
				b.	securities transactions on security or commodity exchanges or the over the counter market,
				c.	investment companies,
				d.	investment advisors, or

			(2)	of any rule or regulation made pursuant to any such law;

		j.	loss of confidential information, material or data;

		k.	loss resulting from any actual or alleged:

			(1)	representation or advice, or

			(2)	warranty or guarantee as to the performance of any investment;

		l.	loss due to liability resulting from disclosure of or acting on material nonpublic information;

m.

loss resulting from transactions in a customer’s account, whether authorized or unauthorized, except loss resulting from the unlawful withdrawal and conversion of Money, Securities or precious metals directly from a customer’s account and provided such unlawful withdrawal and conversion is covered under INSURING CLAUSE 1; or

		n.	loss caused by any natural person, partnership or corporation engaged by the ASSURED to perform data processing services.

Specific Exclusions - Applicable To All Insuring Clauses Except Insuring Clause 1.	3.	This Bond does not directly or indirectly cover:

a.

loss caused by a Partner or Employee provided, however, this Section 3.a. shall not apply to loss covered under INSURING CLAUSE 2. or 3. which results directly from misplacement, mysterious unexplainable disappearance, or damage or destruction of Property;

		b.	loss through the surrender of property away from premises of the ASSURED as a result of a threat:

(1)

to do bodily harm to any person, except loss of Property in transit in the custody of any natural person acting as messenger of the ASSURED, provided that when such transit was initiated there was no knowledge by the ASSURED of any such threat, or

			(2)	to do damage to the premises or Property of the ASSURED;

c.

loss resulting from payments made or withdrawals from any account involving erroneous credits to such account, unless such payments or withdrawals are physically received by such depositor or representative of such depositor who is within the office of the ASSURED at the time of such payment or withdrawal, or except when covered under INSURING CLAUSE 1.;

d.	loss involving any Uncertificated Security provided, however, this Section 3.d. shall not apply to INSURING CLAUSE 7.;

e.	loss of property while in the mail;

f.

damages resulting from any civil, criminal or other legal proceeding in which the ASSURED is adjudicated to have engaged in racketeering activity. For the purposes of this Section 3.f., “racketeering activity” is defined in 18 United State Code 1961 et seq., as amended;

g.

loss resulting from the failure for any reason of a financial or depository institution, its receiver or other liquidator to pay or deliver funds or Property to the ASSURED provided, however, this Section 3.g. shall not apply to Securities covered under INSURING CLAUSE 2.a.;

h.	loss of Property while in the custody of a Transportation Company provided, however, this Section 3.h. shall not apply to INSURING CLAUSE 3.;

i.

loss resulting from entries or changes made by a natural person with authorized access to a Computer System who acts in good faith on instructions, unless such instructions are given to that person by a software contractor or its partner, officer, or employee authorized by the ASSURED to design, develop, prepare, supply, service, write or implement programs for the ASSURED’S Computer System;

j.

loss resulting directly or indirectly from the input of data into a Computer System terminal device, either on the premises of a customer of the ASSURED or under the control of such a customer, by a customer or other person who had authorized access to the customer’s authentication mechanism;

k.

loss resulting from the use of credit, debit, charge, access, convenience, identification, cash management or other cards whether such cards were issued, or purport to have been issued, by the ASSURED or by anyone other than the ASSURED;

l.	loss involving items of deposit which are not finally paid for any reason including, but not limited to, forgery or any other fraud;

m.	loss caused by any agent, broker, factor, commission merchant, independent contractor, intermediary, finder or other representative of the same general character of the ASSURED; or

n.

loss caused by any employee, agent, broker, factor, commission merchant, independent contractor, intermediary, finder or other representative of the same general character of any third party, while conducting business with the ASSURED on behalf of such third party.

Specific Exclusions -Applicable To All Insuring Clauses Except Insuring Clauses 1., 4., And 5.	4.

This Bond does not directly or indirectly cover:

a.              loss resulting from the complete or partial non-payment of or default on any Loan whether such Loan was procured in good faith or through trick, artifice, fraud or false pretenses provided, however, this Section 4.a. shall not apply to INSURING CLAUSE 7;

b.              loss resulting from forgery or any alteration;

c.               loss involving a counterfeit provided, however, this Section 4.c. shall not apply to INSURING CLAUSE 6; or

d.              loss resulting from any Trade provided, however, this Section 4.d. shall not apply to INSURING CLAUSE 7.

Limit Of Liability Aggregate Limit Of Liability	5.

The COMPANY’S total cumulative liability for all Single Loss of all ASSUREDS discovered during the BOND PERIOD shall not exceed the AGGREGATE LIMIT OF LIABILITY as stated in ITEM 2. of the DECLARATIONS. Each payment made under the terms of this Bond shall reduce the unpaid portion of the AGGREGATE LIMIT OF LIABILITY until it is exhausted.

		On exhausting the AGGREGATE LIMIT OF LIABILITY by such payments:

a.              the COMPANY shall have no further liability for loss or losses regardless of when discovered and whether or not previously reported to the COMPANY, and

b.              the COMPANY shall have no obligation under General Agreement E. to continue the defense of the ASSURED, and on notice by the COMPANY to the ASSURED that the AGGREGATE LIMIT OF LIABILITY has been exhausted, the ASSURED shall assume all responsibility for its defense at its own cost.

The unpaid portion of the AGGREGATE LIMIT OF LIABILITY shall not be increased or reinstated by any recovery made and applied in accordance with Section 11. In the event that a loss of Property is settled by indemnity in lieu of payment, then such loss shall not reduce the unpaid portion of the AGGREGATE LIMIT OF LIABILITY.

Single Loss Limit Of Liability

The COMPANY’S liability for each Single Loss shall not exceed the applicable SINGLE LOSS LIMIT OF LIABILITY as stated in ITEM 3. of the DECLARATIONS or the unpaid portion of the AGGREGATE LIMIT OF LIABILITY, whichever is less. If a Single Loss is covered under more than one INSURING CLAUSE, the maximum payable shall not exceed the largest applicable SINGLE LOSS LIMIT OF LIABILITY.

Discovery	6.

This Bond applies only to loss first discovered by an officer of the ASSURED during the BOND PERIOD. Discovery occurs at the earlier of an officer of the ASSURED being aware of:

a.              facts which may subsequently result in a loss of a type covered by this Bond, or

b.              an actual or potential claim in which it is alleged that the ASSURED is liable to a third party,

regardless of when the act or acts causing or contributing to such loss occurred, even though the amount of loss does not exceed the applicable DEDUCTIBLE AMOUNT or the Financial Interest in the ASSURED, or the exact amount or details of loss may not then be known.

Notice To Company - Proof - Legal Proceedings Against Company	7.

a.              The ASSURED shall give the COMPANY notice at the earliest practicable moment, not to exceed sixty (60) days after discovery of a loss, in an amount that is in excess of 50% of the applicable DEDUCTIBLE AMOUNT, as stated in ITEM 3. of the DECLARATIONS.

b.              The ASSURED shall furnish to the COMPANY proof of loss, duly sworn to, with full particulars, within six (6) months after such discovery.

c.               Certificated Securities listed in a proof of loss shall be identified by certificate or bond numbers, if issued with them.

d.              Legal proceedings for the recovery of any loss under this Bond shall not be brought prior to the expiration of sixty (60) days after the proof of loss is filed with the COMPANY or after the expiration of twenty-four (24) months from the discovery of such loss.

e.               This Bond affords coverage only in favor of the ASSURED. No claim, suit, action or legal proceeding shall be brought under this Bond by anyone other than the ASSURED.

Deductible Amount	8.

The COMPANY shall be liable under this Bond only for the amount by which any Single Loss is greater than the applicable DEDUCTIBLE AMOUNT as stated in ITEM 3. of the DECLARATIONS, and is equal to or less than the applicable SINGLE LOSS LIMIT OF LIABILITY. The DEDUCTIBLE AMOUNT is in addition to the Financial Interest in the ASSURED as stated in Section 1.h.

Valuation Books Of Account Or Other Records	9.

The value of any loss of Property consisting of books of account or other records used by the ASSURED in the conduct of its business shall be the amount paid by the ASSURED for blank books, blank pages, or other materials which replace the lost books of account or other records, plus the cost of labor paid by the ASSURED for the actual transcription or copying of data to reproduce such books of account or other records.

Loan

The value of any loss or that portion of any loss resulting from a Loan shall be the amount actually disbursed by the ASSURED to a borrower under such Loan reduced by all amounts including, but not limited to, interest and fees received by the ASSURED under all Loans to such borrower, whether or not part of any claim under this Bond.

Money

Any loss of Money, or loss payable in Money, shall be paid in the Money of the United States of America or the dollar equivalent of it, determined by the free market rate of exchange in effect at the time of discovery of such loss.

Other Property

The value of any loss of Property, other than as stated above, shall be the actual cash value or the cost of repairing or replacing such Property with property of like quality and value, whichever is less.

Securities

The value of any loss of Securities shall be the average market value of such Securities on the business day immediately preceding discovery of such loss provided, however, that the value of any Securities replaced by the ASSURED, with the consent of the COMPANY and prior to the settlement of any claim for them, shall be the actual market value at the time of replacement. In the case of a loss of interim certificates, warrants, rights or other Securities, the production of which is necessary to the exercise of subscription, conversion, redemption or deposit privileges, the value of them shall be the market value of such privileges immediately preceding their expiration if said loss is not discovered until after their expiration. If no market price is quoted for such Securities or for such privileges, the value shall be fixed by agreement of the parties.

Set-Off		Any loss covered under INSURING CLAUSE 1.A. shall be reduced by a set-off consisting of the amount owed to the Employee causing the loss, whether or not assigned to another.

Trade		The value of any loss or that portion of any loss resulting from a Trade shall be reduced by the amount of commission and other amounts received by the ASSURED as a result of such Trade.

Securities Settlement	10.

In the event of a loss of Securities covered under this Bond, the COMPANY may, at its sole discretion, purchase replacement Securities, tender the value of the Securities in Money, or issue its indemnity to effect replacement Securities.

The indemnity required from the ASSURED under the terms of this Section against all loss, cost or expense arising from the replacement of Securities by the COMPANY’S indemnity shall be:

a.              for Securities having a value less than or equal to the applicable DEDUCTIBLE AMOUNT - one hundred (100%) percent;

b.              for Securities having a value in excess of the applicable DEDUCTIBLE AMOUNT but within the SINGLE LOSS LIMIT OF LIABILITY - the percentage that the DEDUCTIBLE AMOUNT bears to the value of the Securities;

c.               for Securities having a value greater than the applicable SINGLE LOSS LIMIT OF LIABILITY - the percentage that the DEDUCTIBLE AMOUNT and portion in excess of the SINGLE LOSS LIMIT OF LIABILITY bears to the value of the Securities.

The value referred to in Sections 10.a., b., and c. is the value in accordance with Section 9., Valuation, regardless of the value of such Securities at the time the loss under the COMPANY’S indemnity is sustained.

The COMPANY is not required to issue its indemnity for any portion of a loss of Securities which is not covered by this Bond, however, the COMPANY may do so as a courtesy to the ASSURED and at its sole discretion.

The ASSURED shall pay the proportion of the COMPANY’S premium charge for the COMPANY’S indemnity as set forth in Sections 10.a., b., and c. No portion of the SINGLE LOSS LIMIT OF LIABILITY shall be used as payment of premium for any indemnity purchased by the ASSURED to obtain replacement Securities.

Subrogation - Assignment - Recovery	11.

In the event of a payment under this Bond, the COMPANY shall be subrogated to all of the ASSURED’S rights of recovery against any person or entity to the extent of such payment. On request, the ASSURED shall deliver to the COMPANY an assignment of the ASSURED’S rights, title and interest and causes of action against any person or entity to the extent of such payment.

Recoveries, whether effected by the COMPANY or by the ASSURED, shall be applied net of the expense of such recovery, in the following order:

a.              first, to the satisfaction of the ASSURED’S covered loss which would otherwise have been paid but for the fact that it is in excess of either the SINGLE LOSS LIMIT OF LIABILITY or AGGREGATE LIMIT OF LIABILITY,

b. second, to the COMPANY in satisfaction of amounts paid in settlement of the ASSURED’S claim,

c. third, to the ASSURED in satisfaction of the applicable DEDUCTIBLE AMOUNT, and

d. fourth, to the ASSURED in satisfaction of any loss suffered by the ASSURED which was not covered under this Bond.

Recovery from reinsurance or indemnity of the COMPANY shall not be deemed a recovery under this Section.

This Bond does not afford coverage in favor of any Depository, and, in the event of a payment under this Bond, the COMPANY shall be subrogated to the ASSURED’S rights of recovery against any Depository. To the extent that, under the rules of a Depository, the ASSURED is liable to such Depository for a portion of the recovery received by the COMPANY, the COMPANY will reimburse the ASSURED for the ASSURED’S liability for its portion of such recovery up to, but not exceeding, the amount of the loss payment by the COMPANY.

Cooperation Of Assured	12.	At the COMPANY’S request and at reasonable times and places designated by the COMPANY, the ASSURED shall:

		a.	submit to examination by the COMPANY and subscribe to the same under oath, and

		b.	produce for the COMPANY’S examination all pertinent records, and

		c.	cooperate with the COMPANY in all matters pertaining to the loss.

The ASSURED shall execute all papers and render assistance to secure to the COMPANY the rights and causes of action provided for under this Bond. The ASSURED shall do nothing after loss to prejudice such rights or causes of action.

Termination	13.	This Bond terminates as an entirety on the earliest occurrence of any of the following:

		a.	immediately on the receipt by the COMPANY of a written notice from the ASSURED of its decision to terminate this Bond, or

		b.	immediately on the appointment of a trustee, receiver or liquidator to act on behalf of the ASSURED, or the taking over of the ASSURED by State or Federal officials, or

		c.	immediately on the dissolution of the ASSURED, or

		d.	immediately on the taking over of the ASSURED by another entity, or

		e.	immediately on exhausting the AGGREGATE LIMIT OF LIABILITY, or

		f.	immediately on expiration of the BOND PERIOD.

This Bond terminates as to any Partner or Employee:

(1)         immediately on the ASSURED, or any of its Partners, directors, trustees or officers not acting in collusion with such Partner or Employee, learning of any dishonest act committed by such Partner or Employee at any time, whether in the employment of the ASSURED or otherwise, whether or not such act is of the type covered under this Bond, and whether against the ASSURED or any other person or entity, or

			(2) fifteen (15) days after the receipt by the ASSURED of a written notice from the COMPANY of its decision to terminate this Bond as to any Partner or Employee.

			Termination as to any Partner or Employee shall not apply if the dishonest act occurred prior to the employment with the ASSURED and involved less than $10,000.

			Such termination, however, is without prejudice to the loss of any Property then in transit in the custody of such Partner or Employee.

The COMPANY will mark its records to indicate that the organizations named in ITEM 5. of the DECLARATIONS are to be notified promptly concerning termination or substantial modification of this Bond as an entirety or as to any Partner or Employee, whether such termination is effected by notice from the ASSURED or by the COMPANY. The COMPANY will use its best efforts to so notify said organizations, but failure to so notify shall not impair or delay the effectiveness of any such termination.

Other Insurance	14.	Coverage under this Bond shall apply only as excess over any other valid and collectible insurance, indemnity or suretyship obtained by or on behalf of:

		a.	the ASSURED, or

		b.	a Transportation Company, or

		c.	another entity on whose premises the loss occurred or which employed the person causing the loss or engaged the messenger conveying the Property involved.

Employee Benefit Plans	15.

All of the ASSURED’S employee benefit plans that qualify under Section 412 of the Employee Retirement Income Security Act of 1974 (ERISA), are provided bonding protection under INSURING CLAUSE 1., DISHONESTY, as required under ERISA.

Conformity	16.

If any limitation within this Bond is prohibited by any law controlling this Bond’s construction, such limitation shall be deemed to be amended so as to equal the minimum period of limitation provided by such law.

Change Or Modification	17.

This Bond or any instrument amending or affecting this Bond may not be changed or modified orally. No change in or modification of this Bond shall be effective except when made by written endorsement to this Bond signed by an authorized representative of the COMPANY.

FEDERAL INSURANCE COMPANY
Endorsement No.:	1 DFI
Bond Number:	82050390

NAME OF ASSURED: MAIN STREET CAPITAL CORPORATION

AMENDED EXTENDED FORGERY ENDORSEMENT

It is agreed that this Bond is amended by deleting INSURING CLAUSE 5., Extended Forgery, in its entirety and substituting the following:

5.     Extended Forgery

Loss resulting directly from the ASSURED having, in good faith, for its own account or the account of others:

a.              acquired, sold or delivered, or given value, extended credit or assumed liability, in reliance on any original

(1)         Certificated Security,

(2)         deed, mortgage or other instrument conveying title to, or creating or discharging a lien on, real property,

(3)         Evidence of Debt, or

(4)         Instruction

which

  i.    bears a Forgery, or

 ii.    is fraudulently materially altered, or

iii.    is lost or stolen, or

b.              guaranteed in writing or witnessed any signature on any transfer, assignment, bill of sale, power of attorney, or endorsement upon or in connection with any item listed in a.(1) through a.(4) above, or

c.               acquired, sold or delivered, or given value, extended credit or assumed liability in reliance on any item listed in a.(1) or a.(2) above which is a Counterfeit Original.

B-2 Bond

Form 17-02-5497 (Ed. 7-03)

1

Actual physical possession, and continued actual physical possession if taken as collateral, of the items listed in a.(1) through a.(4) above by the ASSURED or a Federal or State chartered deposit institution of the ASSURED is a condition precedent to the ASSURED having relied on such items. Release or return of such collateral is an acknowledgment by the ASSURED that it no longer relies on such collateral.

For the purpose of this INSURING CLAUSE, a mechanically reproduced facsimile signature is treated the same as a handwritten signature.

This Endorsement applies to loss discovered after 12:01 a.m. on October 4, 2014.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: October 2, 2014

2

ENDORSEMENT/RIDER

Effective date of this endorsement/rider: October 4, 2014	FEDERAL INSURANCE COMPANY
Endorsement/Rider No. 2
To be attached to and form a part of Policy No. 82050390

Issued to: MAIN STREET CAPITAL CORPORATION

COMPLIANCE WITH APPLICABLE TRADE SANCTION LAWS

It is agreed that this insurance does not apply to the extent that trade or economic sanctions or other similar laws or regulations prohibit the coverage provided by this insurance.

The title and any headings in this endorsement/rider are solely for convenience and form no part of the terms and conditions of coverage.

All other terms, conditions and limitations of this Policy shall remain unchanged.

14-02-9228 (2/2010)

1

FEDERAL INSURANCE COMPANY
Endorsement No:	3 DFI
Bond Number:	82050390

NAME OF ASSURED: MAIN STREET CAPITAL CORPORATION

NAME OF ASSURED ENDORSEMENT

It is agreed that the NAME OF ASSURED in the DECLARATIONS is amended to read as follows:

Main Street Capital Corporation

Main Street Capital Partners, LLC

Main Street Mezzanine Management, LLC

Main Street Mezzanine Fund, LP

Main Street Capital II, LP

Main Street Capital II GP, LLC

MSC Adviser I, LLC

This Endorsement applies to loss discovered after 12:01 a.m. on October 4, 2014.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: October 2, 2014

B-2 Bond

Form 17-02-0949 (Rev. 1-97)

1

FEDERAL INSURANCE COMPANY
Endorsement No:	4 DFI
Bond Number:	82050390

NAME OF ASSURED: MAIN STREET CAPITAL CORPORATION

TEXAS AMENDATORY ENDORSEMENT

It is agreed that this Bond is amended by adding an additional paragraph to Section 13.,Termination, as follows:

“The COMPANY may not terminate or refuse to renew this Bond solely because the ASSURED is an elected official.”

This Endorsement applies to loss discovered after 12:01 a.m. on October 4, 2014.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: October 2, 2014

State Amendatory-General Use Form 17-02-1429 (Ed. 1-97)

FEDERAL INSURANCE COMPANY
Endorsement No.:	5 DFI
Bond Number:	82050390

NAME OF ASSURED: MAIN STREET CAPITAL CORPORATION

VENTURE CAPITAL/PRIVATE EQUITY ENDORSEMENT

It is agreed that:

1.              General Agreement C, Additional Offices or Employees — Consolidation, Merger, Or Purchase Or Acquisition Of Assets Or Liabilities — Notice to Company, of this Bond is amended to read in its entirety as follows:

C.            If the ASSURED, while this Bond is in force, merges or consolidates with, or purchases or acquires assets or liabilities of another institution, other than a Portfolio Company, the ASSURED shall not have the coverage afforded under this Bond for loss which has:

(1)         occurred or will occur on premises,

(2)         been caused or will be caused by any employee, or

(3)         arisen or will arise out of the assets or liabilities, of such institution, unless the ASSURED:

a.              gives the COMPANY written notice of the proposed consolidation, merger or purchase or acquisition of assets or liabilities prior to the proposed effective date of such action, and

b.              obtains the written consent of the COMPANY to extend some or all of the coverage provided by this Bond to such additional exposure, and

c.               on obtaining such consent, pays to the COMPANY an additional premium.

Notwithstanding anything stated above to the contrary, the COMPANY hereby agrees to provide coverage which shall be effective on the date of acquisition under this Bond for those acquired institutions, other than a Portfolio Company, in which the ASSURED owns greater than fifty percent (50%) of the voting stock or voting rights either directly or through one or more of its subsidiaries for the remainder of the BOND PERIOD, with no additional premium, provided the acquired institution meets all of the following conditions:

i.                  the assets shall not exceed ten percent (10%) of the ASSURED’S assets,

ii.               there shall be neither any paid nor pending Bond claim for the three (3) year period prior to the date of acquisition, and

iii.            the ASSURED is not aware of any disciplinary action or proceeding by State or Federal officials involving the acquired institution as of the date of acquisition.

B-2 Bond

Form 17-02-6381 (Ed. 3-04)

1

The COMPANY further agrees that as respects any acquisition that involves a State or Federal regulatory assisted acquisition or assumption of assets and/or liabilities, coverage shall be provided under this Bond for the remainder of the BOND PERIOD as long as conditions i. and ii. above are met. As respects such acquisition or assumption of assets and/or liabilities, coverage applies only to a Single Loss fully sustained by the ASSURED on or after the date of such acquisition or assumption. All of the circumstances, conditions or acts causing or contributing to a Single Loss must occur on or after the date of such acquisition or assumption for coverage to apply regardless of the time such loss is discovered by the ASSURED.

2.              The term Subsidiary, as defined in the Definitions section of Conditions and Limitations of this Bond, is amended to read in its entirety as follows:

t.                 Subsidiary means any organization that, at the inception date of this Bond, is named in the APPLICATION or is created during the BOND PERIOD and of which more than fifty percent (50%) of the outstanding securities or voting rights representing the present right to vote for election of directors is owned or controlled by the ASSURED either directly or through one or more of its subsidiaries; provided that Subsidiary shall not include any Portfolio Company.

3.              The Definitions section of Conditions and Limitations of this Bond, is amended to the following term:

y.              Portfolio Company means any entity in which the ASSURED makes or acquires any investment or financial interest through the acquisition or ownership of direct or indirect interests in equity or debt securities issued by such entity, pursuant to any investments objectives set forth in any private placement memorandum, prospectus, offering circular, limited partnership agreement, limited liability company agreement or similar document issued by the ASSURED.

This Endorsement applies to loss discovered after 12:01 a.m. on October 4, 2014.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: October 2, 2014

2

ENDORSEMENT/RIDER

Effective date of
this endorsement/rider: October 4, 2014	FEDERAL INSURANCE COMPANY
Endorsement/Rider No. 6
To be attached to and
form a part of Bond No. 82050390

Issued to: MAIN STREET CAPITAL CORPORATION

CYBER HEDGED - ENHANCED FIDELITY ENDORSEMENT FOR ASSET MANAGERS

(To Be Attached to the Bond Form B-2)

In consideration of the premium charged, it is agreed that:

(1)	Solely with respect to the coverage afforded under this endorsement, ITEM 3 of the Declarations is amended to include the following:

			SINGLE LOSS LIMIT OF	DEDUCTIBLE
	INSURING CLAUSE		LIABILITY	AMOUNT
	1.D.	Customer’s Capital	$10,000,000	$150,000
	7.	Cyber Fraud	$ Not Covered	$ Not Covered
	9.	Threats to Property Or Confidential Information	$ Not Covered	$ Not Covered
	10.	Crisis ManagementExpenses	$ Not Covered	$ Not Covered

			MAXIMIUM NUMBER OF	DEDUCTIBLE
	INSURING CLAUSE		AFFECTED PERSONS	AMOUNT
	11.	Privacy Notification Expenses	Not Covered	Not Covered

(2)	The following Insuring Clause is added to Insuring Clause 1, Dishonesty:

1. D. Customer’s Capital

Loss of Customer’s Capital, including loss of Customer’s Capital held by the ASSURED in its capacity as a fiduciary of Customer’s Capital, resulting directly from the dishonest acts of an Employee, committed anywhere and whether committed alone or in collusion with others and which results in improper personal financial gain to either such Employee or other natural person acting in collusion with

14-02-20080 (05/2014)

1

such Employee and which acts were committed with the intent to cause the Customer to sustain such loss.

(3)	The last paragraph of Insuring Clause 1. Dishonesty, is deleted and replaced with the following:

For the purposes of this INSURING CLAUSE, improper personal financial gain shall not include salary, salary increases, commissions, fees, bonuses, promotions awards, profit sharing, incentive plans, pensions, gains on any investments, or other emoluments which have been, are being, or would be received by an Employee.

(4)	Insuring Clause 7., Computer System, is deleted and replaced with the following:

	7.	Cyber Fraud

Loss resulting directly from:

		a.	robbery, burglary, larceny or theft of Electronic Data, Electronic Media or Electronic Instruction owned by the ASSURED or for which the ASSURED is legally liable;

		b.	a Cyber-attack causing alteration, damage, deletion, or corruption of Electronic Data, Electronic Media, or Electronic Instruction owned by the ASSURED or for which the ASSURED is legally liable; or

		c.	Cyber Transfer Fraud.

(5)	The following Insuring Clauses are added:

	9.	Threats to Property, or Confidential Information Loss resulting directly from the surrender of Property away from an office of the ASSURED as a result of a Threat.

	10.	Crisis Management Expenses Loss resulting directly from the ASSURED having incurred Crisis Management Expenses directly arising out of Privacy Injury or a Threat.

	11.	Privacy Notification Expenses The Company shall pay Privacy Notification Expenses on behalf of an ASSURED, resulting from Privacy Injury.

(6)	General Agreement C., Additional Offices Or Employees — Consolidation, Merger, Or Purchase Or Acquisition Of Assets Or Liabilities — Notice To Company, is deleted and replaced with the following:

ACQUISITION OF, OR MERGER WITH, ANOTHER ENTITY

(1)

If during the BOND PERIOD, the ASSURED forms a new Subsidiary or acquires Management Control of any entity or organization such that it becomes a Subsidiary, the COMPANY hereby agrees to provide coverage under this Bond, effective on the date the ASSURED forms such new Subsidiary or acquires Management Control of such new Subsidiary and for the remainder of the BOND PERIOD, with no additional premium, provided the entity meets all of the following conditions:

		a.	its assets under management shall not exceed 15% of the assets under management of the ASSURED first named on the Declarations at the time of the acquisition of Management Control,

2

		b.	it has not had any Bond claim for the three (3) year period prior to the date of acquisition, and

		c.	it is not the subject of any disciplinary action or proceeding by Federal, state, or local, officials, or foreign equivalent positions, as of the date of acquisition of which the ASSURED is aware.

(2)

If during the BOND PERIOD, the ASSURED forms a new Subsidiary or acquires Management Control of any entity or other organization such that it becomes a Subsidiary and such Subsidiary does not meet all of the conditions listed in C (1) above, or the ASSURED otherwise merges or consolidates with another entity such that the ASSURED is the surviving entity, then such Subsidiary or merged or consolidated entity shall be an ASSURED under this Bond for 30 days from the effective date of the formation, acquisition, merger or consolidation unless the ASSURED has:

		a.	given the COMPANY written notice of the formation, acquisition, merger or consolidation prior to the proposed effective date of such action, and

		b.	obtained the written consent of the COMPANY to extend some or all of the coverage provided by this Bond to such additional exposure, and

		c.	on obtaining such consent, has paid the COMPANY an additional premium if requested by the COMPANY.

Coverage for any entity described in C.(2) above, and for the any employees, shall be subject to such additional or different terms, conditions and limitations of coverage as the COMPANY in its sole and absolute discretion may require.

If the ASSURED fails to give such notice as required in paragraph C.(2), or fails to pay the additional premium required by the COMPANY, then coverage for such new Subsidiary or merged or consolidated entity and any employees thereof shall terminate with respect any Bond claim made more than thirty (30) days after the effective date of such creation, acquisition, merger or consolidation.

(7)	General Agreement D., Change Of Control — Notice To Company, is deleted in its entirety.

(8)	For the purpose of the coverage afforded by this Bond, ASSURED shall mean:

	(1)	the entity or organization listed under NAME OF ASSURED on the Declarations; and

	(2)	a Subsidiary of such entity or organization.

(9)	Section 1, Definitions, of the Conditions and Limitations Section is amended as follows:

	A.	The term Employee is deleted and replaced with the following:

Employee means:

(1) a duly elected or appointed director, trustee, governor, officer, in-house general counsel, in-house chief compliance officer, Manager, Partner, or principal of the ASSURED,

(2)

a natural person, other than a natural person in A(1) above, while in the regular service of the ASSURED at any of the ASSURED’S premises and compensated directly by the ASSURED through its payroll system and subject to the United States Internal Revenue Service Form W-2 or equivalent income reporting plans of other countries, and whom the ASSURED has the right to control and direct both as to the result to be accomplished and details and means by which such result is accomplished in the performance of such service,

3

	(3)	a guest student pursuing studies or performing duties in any of the ASSURED’s premises,

	(4)	an attorney retained by the ASSURED and an employee of such attorney while either is performing legal services for the ASSURED,

	(5)	a natural person provided by an employment contractor to perform employee duties for the ASSURED under the ASSURED’s supervision at any of the ASSURED’s premises,

	(6)	an employee of an institution merged or consolidated with the ASSURED prior to the effective date of this Bond,

	(7)	an employee of a fund administrator for the ASSURED, or sub-advisor to the ASSURED, or

	(8)	any partner, officer or employee of a partnership or corporation authorized by written agreement with the ASSURED to perform services for the ASSURED.

Each employer of persons as set forth in (4), a n d (5), above and the partners, officers and other employees of such employers shall collectively be deemed to be one person for all the purposes of the definition of Single Loss and in the event of payment under this Bond, the Company shall be subrogated to the ASSURED’S rights of recovery, as stated in Section 11. of CONDITIONS AND LIMITATIONS against any such employer.

Agents, custodians, prime brokers, transfer agents, real estate or construction managers or other representatives of the same general character shall not be considered Employees.

B.	The term Partner is deleted and replaced with the following:

Partner means any:

	(1)	general partner, managing general partner, venture partner, administrative general partner of the ASSURED, or

	(2)	limited partner who is also employed by the ASSURED.

C.	The term Property is deleted and replaced with the following:

Property means money, revenue and other stamps; securities; including any note, stock, treasury stock, bond, debenture, evidence of indebtedness, certificate of deposit, certificate of interest or participation in any profit-sharing agreement, collateral trust certificate, preorganization certificate or subscription, transferable share, investment contract, voting trust certificate, certificate of deposit for a security, fractional undivided interest in oil, gas, or other mineral rights, any other certificate of interest or participation in, temporary or interim certificate for, receipt for, guarantee of, or warrant or right to subscribe to or purchase any of the foregoing; bills of exchange; acceptances; checks; withdrawal orders; money orders; travelers’ letters of credit; bills of lading; abstracts of title; insurance policies, deeds, mortgages on real estate and/or upon chattels and interests therein; assignments of such policies, deeds or mortgages; other valuable papers, including books of accounts and other records used by the ASSURED in the conduct of its business (but excluding all electronic data processing records); and, all other instruments similar to or in the nature of the which are held by the ASSURED for any purpose or in any capacity and whether so held gratuitously or not and whether or not the ASSURED is liable therefor.

D.	The term Subsidiary is deleted and replaced with the following:

Subsidiary means any entity or organization:

4

(1)

of which the ASSURED owns or controls, either directly or through one or more subsidiaries, more than fifty percent (50%) of the outstanding securities or voting rights representing the present right to vote for election of directors, or

		(2)	that is an Investment Holding Company, or

		(3)	that is a Private Fund

and which exists at the inception of the BOND PERIOD, or which is formed or acquired during the BOND PERIOD by an existing ASSURED in accordance with GENERAL AGREEMENT C.

Subsidiary does not mean a Portfolio Company.

(10)	The following terms are added to Section 1., Definitions, of the Conditions and Limitations section:

A.

Affected Person means a natural person to whom the ASSURED is required to send notification of potential or actual Privacy Injury pursuant to a federal, state, or local statutory or common law or regulation anywhere in the world.

	B.	Capital means money or securities deposited or invested by a Customer with the ASSURED.

	C.	Command means any:

(1)

electronic record or message created, generated, sent, communicated, received or stored by electronic means that is capable of retention by the recipient at the time of receipt, including an e-mail, and that was transmitted through an Electronic Communication System,

		(2)	telex, TWX or Telefacsimile, or

		(3)	Voice Initiated Funds Transfer Instruction.

D.

Computer System means a device or group of devices that by manipulation of electronic, magnetic optical or electromechanical impulses pursuant to a computer program can perform operations on Electronic Data.

	E.	Crisis Management Expenses means the reasonable and necessary cost of:

		(1)	the use of independent specialists (including attorneys, information security forensic investigators and public relations consultants),

		(2)	advertising and public relations media and activities, and

		(3)	with the COMPANY’S consent, other reasonable and necessary services or activities that directly assist with the notification of Affected Persons or to mitigate potential or actual adverse publicity directly arising out of Privacy Injury or a Threat.

	F.	Customer means any organization or natural person that:

		(1)	has an account,

		(2)	is in the process of opening an account, or

		(3)	has been informed by, and reasonably believes that, an Employee has opened, or is in the process of opening, an account on their behalf, with the ASSURED.

5

G.

Cyber-attack means the transmission of fraudulent or unauthorized Electronic Data that is designed to modify, alter, damage, destroy, delete, record or transmit information within the ASSURED’S Computer System without the authorization of the ASSURED including Electronic Data that is self-replicating or self-propagating and is designed to contaminate other computer programs or legitimate Electronic Data, consume computer resources or in some fashion usurp the normal operation of the ASSURED’S Computer System.

H.	Cyber Transfer Fraud means the transfer, payment or delivery of:

(1) Customer’s Capital on the faith of a Command purportedly issued by the Customer but which Command was, in fact, fraudulently issued or fraudulently modified without the Customer’s knowledge, or

(2) ASSURED’S Property on the faith of a Command purportedly issued by the ASSURED, but which Command was, in fact, fraudulently issued or fraudulently modified without the ASSURED’s knowledge.

I.

Electronic Communication System means any and all services provided by or through the facilities of any electronic communication system, including Fedwire, Clearing House Interbank Payment System (CHIPS), Society for Worldwide Interbank Financial Telecommunication (SWIFT) and similar automated interbank communication systems, automated teller and point of sale networks, and includes any shared networks, Internet access facilities, or other similar facilities, in which the ASSURED participates, allowing the input, output, examination, or transfer of Electronic Data or communications from one computer to the ASSURED’S Computer System.

J.	Electronic Data means a representation of information, knowledge, facts, concepts or instructions which are being processed, or have been processed in a computer.

K.	Electronic Instruction means computer programs converted to a form usable in a Computer System to act upon Electronic Data.

L.	Electronic Media means the magnetic tape, magnetic disk, optical disk, or any other bulk media on which Electronic Data is recorded.

M.

Investment Holding Company means any entity, including but not limited to, a corporation, trust, limited liability company, limited liability partnership, limited partnership, operating partnership, general partnership or joint venture which:

(1) exists solely to hold equity, debt or debenture securities for, or on behalf of, a Private Fund, and

(2) one or more ASSUREDS have, directly or indirectly, through one or more intermediaries, Management Control. Investment Holding Company does not mean a Portfolio Company.

N.	Manager means, solely with respect to a limited liability company, such entity’s manager, managing member, management committee member or member of the Board of Managers.

O.	Management Control means:

(1)

owning or controlling interests representing more than fifty percent (50%) of the voting, appointment or designation power for the selection of a majority of: the board of directors of a corporation; the management committee members of a joint venture; the members of the management board, board of directors or

6

managers of a limited liability company; the general partner or managing general partner of a limited partnership; or the functional or foreign equivalent thereof,

(2)

having the right, pursuant to the written contract or the bylaws, charter, operating agreement, partnership agreement or similar documents of an entity, for the selection of a majority of the board of directors of a corporation; the management committee members of a joint venture; the members of the management board, board of directors or managers of a limited liability company; the general partner or managing general partner of a limited partnership; or the functional or foreign equivalent thereof,

	(3)	owning or controlling more than fifty percent (50%) of the outstanding securities, membership units, partnership units or the equivalent thereof, or

(4)

having the rights and obligations , directly or indirectly, to direct or cause the direction of the management and policies of an entity for the benefit of an ASSURED, including, but not limited to, a Private Fund, whether through ownership, by contract or other agreement.

P.	Portfolio Company means any entity the equity, debt or debenture securities of which is owned or controlled by one or more Investment Holding Companies or Private Funds and which:

	(1)	produces, sells or leases tangible products to others, or intends to produce, sell or lease tangible products to others,

	(2)	provides or intends to provide services to others, or

	(3)	owns, leases or intends to own or lease mineral rights or any similar rights,

when any of the actions or operations described in (1) — (3) above would allow such entity to pay the Investment Holding Company or Private Fund dividends, interest, royalties or similar income, or to provide the Investment Holding Company or Private Fund with financial gains on its investment in the entity, whether those gains are realized or unrealized by the Investment Holding Company or Private Fund.

Q.	Privacy Notification Expenses means the reasonable and necessary cost to:

	(1)	compose, produce and send notifications by written or electronic communication (including postage, where applicable) to Affected Persons,

(2)

provide call center services, or similar access to an ASSURED by telephone, mail, or electronic communication, to facilitate the provision of credit, identity or healthcare record monitoring or credit, identity or healthcare record restoration, or when the ASSURED is obligated to provide a telephone number or other contact information in the notification to Affected Persons pursuant to a federal, state, or local statutory or common law or regulation anywhere in the world, and

(3)

provide credit, identity or healthcare record monitoring or credit, identity or healthcare record restoration from a maximum of three (3) bureaus, for a period of not more than twelve (12) months from the date of enrollment for each Affected Person. Such enrollment must occur within ninety (90) days from the mailing of the notification set forth in paragraph (1).

R.

Privacy Injury means injury sustained or allegedly sustained by a natural person because of the actual or potential unauthorized access to such natural person’s Record or the exceeding of authorized access to such natural person’s Record when such access occurs on or after 10/4/2014.

S.	Private Fund means any pooled investment vehicle exempted from registration under the Investment Company Act of 1940 of which an ASSURED has Management Control.

7

T.	Record means:

	(1)	a natural person’s first name or first initial, and last name, in combination with:

		(a)	their social security number, driver’s license number or other personal identification number (including an employee identification number or student identification number),

		(b)	their financial account number (including a bank account number, retirement account number, or healthcare spending account number), financial statement or statement of account,

		(c)	their credit, debit or other payment card number, or

		(d)	any information related to their employment by the ASSURED or by an organization to which the ASSURED is providing products or services under a written contract, or

	(2)	any information concerning a natural person that is defined as:

		(a)	private personal information,

		(b)	personally identifiable information,

		(c)	protected health information, or

		(d)	individually identifiable health information,

pursuant to any federal, state, territory or foreign law, statute or regulation, including but not limited to the Health Insurance Portability and Accountability Act of 1996 (HIPAA) including amendments thereto pursuant to the Health Information Technology for Economic and Clinical Health Act (HITECH), or Title V of Gramm-Leach Bliley Act of 1999 (Public Law 106-102, 113 Stat. 1338), where such information is held by the ASSURED or on the ASSURED’S behalf by a Third Party Service Provider.

U.

Telefacsimile means a system of transmitting a facsimile of a tangible document by electronic signals over telephone lines to a piece of equipment maintained for the specific purpose of receiving such signals and printing such facsimile on a tangible medium.

V.	Third Party Service Provider means an entity that performs the following services for, or on behalf of, the ASSURED pursuant to a written agreement:

	(1)	processing, holding or storing information,

	(2)	providing data backup, data storage or data processing services, or

	(3)	hosting the Insured’s web site, applications or infrastructure services.

W.	Threat means a declaration made by a natural person that they intend to:

	(1)	gain unauthorized access to the ASSURED’s Computer System and cause the ASSURED to transfer, pay or deliver any Property using the ASSURED’s Computer System,

	(2)	gain unauthorized access to the ASSURED’S Computer System and sell or disclose confidential information stored within the ASSURED’S Computer System, or

	(3)	damage or destroy the ASSURED’s Electronic Data or the ASSURED’s Electronic Instruction while stored within the ASSURED’s Computer System,

provided, however, that prior to the surrender of such Property,

8

(a)

the Employee who receives the declaration has made a reasonable effort to notify a duly elected or appointed officer, in-house general counsel, Manager or principal of the ASSURED who is not involved in such threat, and

		(b)	the ASSURED has made a reasonable effort to notify the Federal Bureau of Investigation or other law enforcement agency or organization having jurisdiction over such crimes.

It is agreed that for purposes of this INSURING CLAUSE, any Employee of the ASSURED, as set forth in the preceding paragraph, shall be deemed to be an ASSURED hereunder, but only with respect to the surrender of money, securities and other tangible personal property in which such Employee has a legal or equitable interest.

	X.	Voice Initiated Funds Transfer Instruction means those oral instructions which authorize the transfer to another financial institution of funds in a customer’s account and which are

		(1)	made over a telecommunications device, and

		(2)	directed to those natural persons specifically authorized to receive such instructions by telephone.

(11)	Section 2., General Exclusions j. of the Conditions And Limitations, is deleted and replaced with the following:

j.

fees, costs, fines, penalties or any other expenses incurred by an ASSURED which result, directly or indirectly, from the access to or disclosure of another entity or natural person’s confidential or personal information, including but not limited to, patents, trade secrets, processing methods, customer lists, financial information, credit card information, health information or any similar type of nonpublic information, provided however, this Section 2.j. shall not apply to INSURING CLAUSE 10 or 11;

(12)	Section 2., General Exclusion m. of the Conditions and Limitations is deleted in its entirety.

(13)	Section 3., Exclusions a., e., h., i., and j., of the Conditions and Limitations are deleted and replaced with the following:

a.

loss caused by an Employee provided, however, this Section 3.a. shall not apply to loss covered under INSURING CLAUSE 2. or 3. which results directly from misplacement, mysterious unexplainable disappearance, or damage or destruction of Property or to loss covered under INSURING CLAUSE 7.b.,10. or 11.;

	e.	loss of property while in the mail, provided however, that this Section 3.e. shall not apply to INSURING CLAUSES 10., or 11.:

	h.	loss of Property while in the custody of a Transportation Company, provided however, that this Section 3.h. shall not apply to INSURING CLAUSES 3., 10., or 11.;

i.

loss resulting from entries or changes made by a natural person with authorized access to the ASSURED’S Computer System who acts in good faith on instructions, unless such instructions are given to that person by a software contractor or its partner, officer, or employee authorized by the ASSURED to design, develop, prepare, supply service, write or implement programs for the ASSURED’s Computer System, provided that this Section 3. i. shall not apply to INSURING CLAUSES 7., 10., or 11.; or

j.

loss resulting directly or indirectly from instructions issued by a Customer of the ASSURED to the ASSURED when such instructions are made, sent or originated by a natural person authorized by the Customer to make, send or originate such instructions.

9

(14)	The following exclusion is added to Section 3. of the Conditions and Limitations:

	c.	loss resulting directly or indirectly from a Cyber-attack or Cyber Transfer Fraud provided however, this exclusion shall not apply to INSURING CLAUSE 7., 10. or 11.

(15)	The following exclusion is added to Section 4. of the Conditions and Limitations:

e.

loss resulting from mechanical failure, faulty construction, error in design, latent defect, wear or tear, gradual deterioration, electrical disturbance, Electronic Media failure or breakdown or any malfunction or error in programming or errors or omissions in processing provided however, that this Section 4.e. shall not apply to INSURING CLAUSE 2., 3., 6., 8.,9.,10.,or 11.

(16)	The following paragraphs are added to Section 7., Notice To Company — Proof- Legal Proceedings Against Company:

f.

Proof of loss involving Cyber Transfer Fraud shall include a copy of any electronic record or message, or a copy of any telex, TWX or Telefacsimile message, or a recording or log of any instructions given by voice over the telephone or internet, when the ASSURED has maintained such recording or log.

g.

The ASSURED shall, as a condition precedent to exercising any right to coverage under this Bond give to the COMPANY written notice of any Crisis Management Expenses or Privacy Notification Expenses as soon as practicable after discovery by an ASSURED’s Chief Financial Officer, Chief Executive Officer, Chief Compliance Officer or equivalent position of any of the foregoing positions, of any circumstance which is reasonably likely to give rise to Crisis Management Expenses or Privacy Notification Expenses.

h.

The COMPANY shall have the right and duty to select the service providers for Privacy Notification Expenses and Crisis Management Expenses resulting from Privacy Injury, and the method by which such services are provided. The COMPANY shall not be liable for any Privacy Notification Expenses, or Crisis Management Expenses resulting from Privacy Injury to which it has not given its prior written consent.

(17)	The following is added to Section 9., Valuation:

Electronic Data, Electronic Media, or Electronic Instruction

In case of loss of, or damage to, Electronic Data, Electronic Media, or Electronic Instruction used by the ASSURED in its business, the COMPANY shall be liable under this Bond only if such items are actually reproduced from other Electronic Data, Electronic Media, or Electronic Instruction of the same kind or quality and then for not more than the cost of the blank media and/or the cost of labor for the actual transcription or copying of data which shall have been furnished by the ASSURED in order to reproduce such Electronic Data, Electronic Media, or Electronic Instruction subject to the applicable Limit of Liability.

However, if such Electronic Data cannot be reproduced and said Electronic Data represents securities or financial instruments having a value, then the loss will be valued as indicated in the Securities and Other Property paragraphs of this Section.

Privacy Notification Expenses

The maximum number of Affected Persons for whom the COMPANY shall be obligated to pay Privacy Notification Expenses during the BOND PERIOD shall be the Maximum Number of Affected Persons set forth in Insuring Clause 11., Privacy Notification Expenses, of the Declarations. The COMPANY shall not be liable for Privacy Notification Expenses for the first

10

of those Affected Persons identified as the Deductible Amount set forth in Item 11. of the Declarations.

Payment made by the Company for Privacy Notification Expenses shall not be subject to the AGGREGATE LIMIT OF LIABILITY set forth in Item 2 of the Declarations.

(18)	Section 13,. Termination, is deleted and replaced with the following:

This Bond terminates as an entirety on the earliest occurrence of any of the following:

	a.	sixty (60) days after the receipt by the ASSURED of a written notice from the COMPANY of its desire to terminate or cancel this Bond,

	b.	immediately upon the receipt by the COMPANY of a written request from the ASSURED to terminate or cancel this Bond,

	c.	immediately upon the taking over of the ASSURED by a receiver or other liquidator or by any governmental or regulatory officials or body,or

	d.	immediately upon one or more natural persons or an entity who are not ASSUREDS, obtaining Management Control of the ASSURED.

The COMPANY shall refund the unearned premium computed at short rates in accordance with the standard short rate cancellation tables if terminated by the ASSURED or pro rata if terminated for any other reason.

If a duly elected or appointed director, trustee, governor, officer, in-house general counsel, in-house chief compliance officer, Manager, Partner, or principal of the ASSURED, not acting in collusion with any other Employee, learns of any dishonest act of the type covered under this Bond committed by such other Employee at any time, whether in the employment of the ASSURED or otherwise, and whether against the ASSURED or any other person or entity, the ASSURED:

	(1)	shall immediately remove such Employee from a position that would enable such Employee to cause the ASSURED to suffer a loss covered by this Bond, and

	(2)	within forty-eight (48) hours of learning that an Employee has committed any dishonest act, shall notify the COMPANY, of such action and provide full particulars of such dishonest act.

The COMPANY may terminate coverage as respects any such Employee sixty (60) days after mailing written notice of such termination to the ASSURED.

The COMPANY will mark its records to indicate that the organizations named in ITEM 5. Of the DECLARATIONS are to be notified promptly concerning termination or substantial modification of this Bond as an entirety or as to any Employee, whether such termination is effected by notice from the ASSURED or by the COMPANY. The COMPANY will use its best efforts to so notify said organizations, but failure to so notify shall not impair or delay the effectiveness of any such termination.

The title and any headings in this endorsement/rider are solely for convenience and form no part of the terms and conditions of coverage.

All other terms, conditions and limitations of this Bond shall remain unchanged.

11

POLICYHOLDER

DISCLOSURE NOTICE OF

TERRORISM INSURANCE COVERAGE

(for policies with no terrorism exclusion or sublimit)

You are hereby notified that, under the Terrorism Risk Insurance Act (the “Act”), effective December 26, 2007, this policy makes available to you insurance for losses arising out of certain acts of terrorism. Terrorism is defined as any act certified by the Secretary of the Treasury, in concurrence with the Secretary of State and the Attorney General of the United States, to be an act of terrorism; to be a violent act or an act that is dangerous to human life, property or infrastructure; to have resulted in damage within the United States, or outside the United States in the case of an air carrier or vessel or the premises of a United States Mission; and to have been committed by an individual or individuals as part of an effort to coerce the civilian population of the United States or to influence the policy or affect the conduct of the United States Government by coercion.

You should know that the insurance provided by your policy for losses caused by acts of terrorism is partially reimbursed by the United States under the formula set forth in the Act. Under this formula, the United States pays 85% of covered terrorism losses that exceed the statutorily established deductible to be paid by the insurance company providing the coverage.

However, if aggregate insured losses attributable to terrorist acts certified under the Act exceed $100 billion in a Program Year (January 1 through December 31), the Treasury shall not make any payment for any portion of the amount of such losses that exceeds $100 billion.

10-02-1281 (Ed. 1/2003)

If aggregate insured losses attributable to terrorist acts certified under the Act exceed $100 billion in a Program Year (January 1 through December 31) and we have met our insurer deductible under the Act, we shall not be liable for the payment of any portion of the amount of such losses that exceeds $100 billion, and in such case insured losses up to that amount are subject to pro rata allocation in accordance with procedures established by the Secretary of the Treasury.

The portion of your policy’s annual premium that is attributable to insurance for such acts of terrorism is: $ -0-.

If you have any questions about this notice, please contact your agent or broker.

Policyholder Information Notice

IMPORTANT NOTICE	AVISO IMPORTANTE

To obtain information or make a complaint:	Para obtener información o para someter una queja:

You may call Chubb’s toll-free telephone number for information or to make a complaint at	Usted puede llamar al número de teléfono gratis de Chubb’s para información o para someter una queja al

1-800-36-CHUBB	1-800-36-CHUBB

You may contact the Texas Department of Insurance to obtain the information on companies, coverages, rights or complaints at	Puede comunicarse con el Departamento de Seguros de Texas para obtener información acerca de compañias coberturas, derechos o quejas al

1-800-252-3439	1-800-252-3439

You may write the Texas Department of Insurance	Puede escribir al Departamento de Seguros de Texas

P.O. Box 149104	P.O. Box 149104
Austin, TX 78714-9104	Austin TX 78714-9104
Fax # (512) 475-1771	FAX # (512) 475-1771

PREMIUM OR CLAIM DISPUTES	DISPUTAS SOBRE PRIMAS O RECLAMOS:

Should you have a dispute concerning your premium or about a claim you should contact the agent first. If the dispute is not resolved, you may contact the Texas Department of Insurance.	Si tiene una disputa concerniente a su prima o a un reclamo, debe comunicarse con el agente primero. Si no se resueve la disputa, puede entonces comunicarse con el departamento (TDI).

ATTACH THIS NOTICE TO YOUR POLICY:	UNA ESTE AVISO A SU POLIZA:

This notice is for information only and does not become a part or condition of the attached document.	Este aviso es solo para proposito de información y no se convierte en parte o condicion del documento adjunto.

Texas Policyholder Information Notice Form 99-10-0299 (Ed. 8-01)

IMPORTANT NOTICE TO POLICYHOLDERS

All of the members of the Chubb Group of Insurance companies doing business in the United States (hereinafter “Chubb”) distribute their products through licensed insurance brokers and agents (“producers”). Detailed information regarding the types of compensation paid by Chubb to producers on US insurance transactions is available under the Producer Compensation link located at the bottom of the page at www.chubb.com, or by calling 1-866-588-9478. Additional information may be available from your producer.

Thank you for choosing Chubb.

10-02-1295 (ed. 6/2007)